TROY, INC.

100 Europa Drive, Suite 455

Chapel Hill, NC 27517

September 12, 2012

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: John Reynolds, Assistant Director

Re:	Troy, Inc.

Amendment No. 1 to Form 10

Filed July 29, 2012

File No. 000-54763

Dear Mr. Reynolds,

Troy, Inc. (“we”, “us”, or the “Company”) is in receipt of your comment letter dated September 7, 2012 regarding the above referenced filing. As requested in your letter, we have provided responses to the questions raised by the Staff. For your convenience, the matters are listed below, followed by the Company’s responses:

Directors and Executive Officers, page 12

1.	We note your response to comment 2 from our letter dated August 8, 2012 and the revised text. However, your response does not address all of the information requested. Accordingly, our comment is reissued in part. Please clarify whether each registrant disclosed in response to our comment is timely and was current in its Exchange Act reporting obligation, including its periodic reports. Also, please clarify the nature and dollar amount of any consideration received by Mr. Coker, and the amount of his retained equity interest, immediately following the initial business combination.

Response: We have revised the table listing the various shell and blank check companies that Mr. Coker has been involved with to include whether each registrant disclosed is timely and was current in its Exchange Act reporting obligations, as well as the nature and dollar amount of any consideration received by Mr. Coker, and the amount of his retained equity interest, immediately following the initial business combination.

Sincerely,

/s/ Peter Coker
Name:	Peter Coker
Title:	President, Troy, Inc.